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                              October 25, 2022

       Piers VanZiffle
       Chief Financial Officer and Director
       KBridge Energy Corp
       1530 Elizabeth Avenue, Unit 2
       Las Vegas, NV 89119

                                                        Re: KBridge Energy Corp
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            Filed September 2,
2022
                                                            File No. 333-102931

       Dear Piers VanZiffle:

               We have reviewed your October 19, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 15, 2022 letter.

       Amendment No. 1 to Form 20-F for Fiscal Year Ended December 31, 2021

       Report of Independent Registered Public Accounting Firm, page F-1

   1. We have reviewed your revisions in response to comment 2 and reissue in part. Please amend your filing for
your independent auditors to revise their auditors' report to include a statement that the
audit was conducted in accordance with the standards of the PCAOB, rather than just their
auditing standards. Refer to the guidance in paragraph .09
                                                        of AS3101. Please
ensure the amendment includes the entire Item 17 and
                                                        updated certifications.
 Piers VanZiffle
FirstName LastNamePiers VanZiffle
KBridge Energy  Corp
Comapany
October 25,NameKBridge
            2022        Energy Corp
October
Page  2 25, 2022 Page 2
FirstName LastName
       You may contact Robert Shapiro at 202-551-3273 or Abe Friedman at 202-551-8298 if
you have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services